Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231724

RW HOLDINGS NNN REIT, INC.
SUPPLEMENT NO. 11 DATED MAY 29, 2020
TO
PROSPECTUS DATED DECEMBER 23, 2019

This prospectus supplement (this “Supplement”) amends and supplements our prospectus, dated December 23, 2019, as supplemented by Supplement No. 1 dated December 23, 2019, Supplement No. 2 dated December 31, 2019, Supplement No. 3 dated January 31, 2020, Supplement No. 4 dated March 16, 2020, Supplement No. 5 dated March 19, 2020, Supplement No. 6 dated April 2, 2020, Supplement No. 7 dated April 13, 2020, Supplement No. 8 dated April 20, 2020, Supplement No. 9 dated May 8, 2020 and Supplement No. 10 dated May 22, 2020 (as supplemented, the “Prospectus”). This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is to disclose:

•	the reopening of our primary offering and our primary offering price;

•	updates regarding our existing properties; and

•	updates to our distributions.

Reopening of Primary Offering and Primary Offering Price

Commencing on June 1, 2020, we will reopen the primary portion of the offering of our Class C common stock, and the offering price for shares of our Class C common stock pursuant to the primary portion of our offering will be $7.00 per share. All subscriptions for shares processed on or after June 1, 2020 will be processed using a $7.00 per share offering price.

Existing Properties and Investments

The following information supplements, and should be read in conjunction with, the section of our Prospectus captioned “Existing Properties and Investments” beginning on page 82 of our Prospectus, and all similar discussions appearing throughout our Prospectus are supplemented, as appropriate, with the following:

One of our existing properties, a 45,000-square-foot gym located in Las Vegas, Nevada, is leased to 24 Hour Fitness USA, Inc. (“24 Hour Fitness”). This property was purchased over two years ago for $12.7 million and has a $6.3 million mortgage on it that also includes a $3.1 million mortgage repayment guarantee. In early 2018, before we purchased the property, 24 Hour Fitness negotiated a 12 year lease extension. As of today, the lease has just under 10 years of term remaining.

From the date of purchase until March 2020, we were collecting almost $76,000 per month in rent. At the end of March 2020, 24 Hour Fitness sent us a letter stating that they would not be paying rent due to government-mandated shutdowns as a result of the COVID-19 pandemic. Nearly at the same time, Wall Street analysts began speculating that 24 Hour Fitness would likely be filing for bankruptcy protection given their looming debt maturities and immediate loss of revenue.  More recently, 24 Hour Fitness engaged a third-party restructuring agent to handle negotiations with landlords and creditors. We began active negotiations with this restructuring agent in hopes that we might be able to retain 24 Hour Fitness as our tenant; however, we have very recently been informed that 24 Hour Fitness will likely seek a rejection of our lease should they enter into bankruptcy proceedings. Further, we have reason to believe that they could be leaving the Las Vegas market altogether, in addition to closing over half of their 400 nationwide locations. When coupled with their now weaker balance sheet and insufficient cash holdings, we do not believe we will see any successful outcome from any potential bankruptcy proceedings.

To that end, we have already begun active negotiations with two possible replacement tenants, both smaller, private gym operators; however, no assurances can be made that our re-leasing efforts will result in success. We do know that new rental rates for that market are materially lower than what we were receiving from 24 Hour Fitness. Furthermore, the lender on this property did not agree to provide any substantial mortgage relief to us, but, rather agreed to only temporarily reduce our $32,000 monthly mortgage payment by just $8,000 for the next few payments. If we cannot retain 24 Hour Fitness as our tenant on acceptable terms or find a replacement tenant, then the lender may foreclose on the property and take possession.

Distributions

The following information supplements, and should be read in conjunction with, the section of our Prospectus captioned “Description of Shares – Distributions” beginning on page 133 of our Prospectus, and all similar discussions appearing throughout our Prospectus are supplemented, as appropriate, with the following:

On May 20, 2020, our board of directors authorized distributions based on daily record dates for the period from May 22, 2020 through June 30, 2020 at a rate of $0.0009589 per share per day on the outstanding shares of the Company’s Class C common stock. The Company will pay distributions for May 2020 at the blended rate of $0.00160493 per share per day (which reflects the prior rate of $0.00191257 per share per day for the first 21 days of May and the new rate of $0.0009589 per share per day for the last 10 days of May) on June 25, 2020, and the distributions for June 2020 will be paid on July 27, 2020. The daily distribution rate of $0.0009589 per share of Class C common stock represents an annualized rate of return for the month of June, if paid each day for a 365-day period, equal to $0.35 per share of Class C common stock.